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                          August 10, 2020

       Vincent J. Milano
       President and Chief Executive Officer
       Idera Pharmaceuticals, Inc.
       505 Eagleview Blvd., Suite 212
       Exton, Pennsylvania 19341

                                                        Re: Idera
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 4,
2020
                                                            File No. 333-240361

       Dear Mr. Milano:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Joanne R. Soslow